UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                      to
Commission File Number
PULTE HOMES, INC. 401(K) PLAN
(Full title of the plan)
PULTE HOMES, INC.
(Exact name of Issuer as specified in charter)
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)
Dated: June 15, 2007

REQUIRED INFORMATION
4. Financial Statements and Supplemental Schedule for the Plan
The Pulte Homes, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and supplemental schedule as of December 31, 2006, have been examined by Ernst & Young LLP, Independent Registered Public Accounting Firm, and their report is included herein.
EXHIBITS
23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

Pulte Homes, Inc. 401(k) Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2006 and 2005, and
Year Ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Pulte Homes, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Pulte Homes, Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 11, 2007 Detroit, Michigan

Pulte Homes, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments:
Money market, mutual funds and company stock fund	$403,533,640	$362,138,879
Participant loans	6,170,776	5,959,228

Total investments	409,704,416	368,098,107

Receivables:
Employee contributions	14,742	2,887
Employer contributions	6,701	1,692

Total receivables	21,443	4,579

Net assets available for benefits	$409,725,859	$368,102,686

See notes to accompanying financial statements.

Pulte Homes, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Contributions:
Employee	$46,185,819
Employee rollovers	3,896,943
Employer	23,475,194

Total contributions	73,557,956

Investment income:
Interest and dividends	17,727,180
Net realized and unrealized appreciation in fair value of investments	4,684,132

Total investment income	22,411,312

Total additions	95,969,268

Deductions
Distributions to participants	(54,290,814)
Administrative and other expenses	(56,951)

Total deductions	(54,347,765)

Net increase before transfers	41,621,503
Asset transfers into plan	1,670

Net increase	41,623,173
Net assets available for benefits, beginning of year	368,102,686

Net assets available for benefits, end of year	$409,725,859

See notes to accompanying financial statements.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
1. Description of Plan
General
The Pulte Homes, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of Pulte Homes, Inc. (the Company) and affiliated subsidiaries, which have adopted the Plan. The Plan is administered by the 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity), as trustee and recordkeeper. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from the Company.
Eligibility
All nonunion, regular salaried, sales, and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment. Temporary employees are not eligible to participate in the Plan.
Participant Loans
Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.
Contributions
Contributions can be invested in one or more of the following investment options provided by the Plan: Vanguard Institutional Index Fund, American Funds Washington Mutual Investment Fund (A), American Beacon Small Cap Value Fund, Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio Class A, T. Rowe Price Growth Stock Fund, various Fidelity Investments funds, and the Pulte Homes, Inc. Company Stock Fund. Participants may change their investment directives and contribution amounts on a daily basis by speaking to a Fidelity representative or through an interactive voice response system or website.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Contributions (continued)
Participant Contributions — Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (elective deferrals). Annual contributions for each participant are subject to participation and discrimination standards of the Internal Revenue Code (the Code) Section 401(k)(3).
Company Matching Contributions — The Company contributes to the Plan an amount, based on elective deferrals of each participant during each payroll period and is equal to 100% of that portion of the amount contributed as elective deferrals on behalf of each participant for whom such elective deferrals were made, which does not exceed the elective deferrals up to 3% per payroll period, plus 50% of that portion of the participant’s elective deferrals in excess of 3% per payroll period, but not in excess of 5% per payroll period. The matching contributions are intended to satisfy the requirements of the Code Section 401(k)(12).
Catch-up Contributions — Participants who have reached an age of at least 50 years old by the end of the Plan year beginning after December 31, 2005, may elect to increase their elective deferrals by $5,000 during 2006, and thereafter adjusted as permitted under the Code Section 414(v).
Special Contributions — At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the Pulte Homes Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan’s portfolio. Highly compensated employees are not eligible to receive special contributions. There were no special contributions for the years ended December 31, 2006 and 2005.
Allocations
Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee. Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Distributions
Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.
Vesting
A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.
Administrative Expenses
Administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration and withdrawal fees, were paid directly by plan participants during 2006.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
The following are significant accounting policies followed by the Plan:
Investment Valuation and Income Recognition — Investments in money market instruments are carried at cost, which approximates fair value. Investments in mutual funds and Company common stock are carried at fair value based on quoted market prices. Participant loans are carried at cost, which approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded when declared.
Payment of Benefits — Benefit payments to participants or beneficiaries are recorded upon distribution.
Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2006 and 2005, are as follows:

	2006	2005

Investments:

Vanguard Institutional Index Fund	$41,951,304	$35,743,112
T. Rowe Price Growth Stock Fund	36,497,515	^
Fidelity Balanced Fund	54,315,611	48,000,188
Fidelity Managed Income Portfolio Fund	28,779,571	26,883,087
Fidelity Blue Chip Growth Fund	*	33,933,761
Fidelity Diversified International Fund	39,512,412	22,046,345
Fidelity Dividend Growth Fund	25,425,679	22,296,305
Fidelity Low-Priced Stock Fund	22,473,350	19,321,548
Pulte Homes, Inc. Company Stock Fund	70,017,445	89,128,870

*	Represents less than 5% of plan assets as investment option was terminated during 2006

^	New investment in 2006
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 19, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Related-Party Transactions
The plan invests in mutual funds managed by the trustee and allows for investments in shares of the Company’s common stock. These transactions with the trustee and the Plan sponsor qualify as exempt party-in-interest transactions.

Pulte Homes, Inc. 401(k) Plan
Notes to Financial Statements (continued)
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Event
Effective January 1, 2007, the Pulte Building Systems 401(k) Plan (PBS 401(k) Plan) was merged into the Plan. As a result of this merger, $3,288,580 of net assets from the PBS 401(k) Plan were transferred into the Plan on January 3, 2007. Participants of the PBS 401(k) Plan were eligible to participate in the Plan as of the merger date. There were no further transfers from the PBS 401(k) Plan to the Plan subsequent to January 3, 2007.

Supplemental Schedule

Pulte Homes, Inc. 401(k) Plan
EIN #38-2766606 Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

Identity of Issuer,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/		Current
or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value

The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund	323,723	**	$41,951,304

Morgan Stanley	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio Class A	863,093	**	11,487,773

American Funds	American Funds Washington Mutual Investment Fund (A)	305,041	**	10,633,729

American Beacon	American Beacon Small Cap Value Fund	328,692	**	7,109,613

T. Rowe Price	T. Rowe Price Growth Stock Fund	1,153,889	**	36,497,515

* Fidelity Investments	Fidelity Balanced Fund	2,795,451	**	54,315,611
	Fidelity Low-Priced Stock Fund	516,154	**	22,473,350
	Fidelity Diversified International Fund	1,069,348	**	39,512,412
	Fidelity Freedom Income Fund	90,618	**	1,045,731
	Fidelity Freedom 2000 Fund	47,409	**	590,719
	Fidelity Freedom 2010 Fund	111,326	**	1,627,589
	Fidelity Freedom 2020 Fund	418,370	**	6,497,287
	Fidelity Freedom 2030 Fund	292,075	**	4,681,965
	Fidelity Freedom 2040 Fund	769,814	**	7,297,837
	Fidelity Retirement Money Market Portfolio Fund	20,466,678	**	20,466,678
	Fidelity Managed Income Portfolio Fund	28,779,571	**	28,779,571
	Fidelity U.S. Bond Index Fund	1,208,272	**	13,121,832
	Fidelity Dividend Growth Fund	802,578	**	25,425,679

* Company Stock	Pulte Homes, Inc. Company Stock Fund			70,017,445

Total investments				$403,533,640

* Participant loans	Individual participant loans with varying maturity dates and interest rates ranging from 3.64% to 10.5%
				$6,170,776

There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest

**	Participant-directed investments, cost information is omitted.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1934, the registrant who administers the Plan has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

PULTE HOMES, INC. 401(K) PLAN
By:	/s/ Daniel P. Lynch
Daniel P. Lynch
Vice President, Compensation and Benefits

Date: June 15, 2007